

NEWS RELEASE

Orla Mining Announces Results of the Updated Feasibility Study and Approves Start of Construction Spending for the South Railroad Project
Strong Results Deliver NPV$_{5\%}$ of US$783 million at US$3,100 Gold
Confirming Orla's Next Building Block

Vancouver, BC – January 15, 2026 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update for its South Railroad Gold Project ("South Railroad" or the "Project"). This update presents the results of the optimized Feasibility Study (the "FS" or "Study") and confirms the Board of Directors' approval to begin spending for detailed engineering, procurement, and project execution. The Board has also approved the start of project construction, subject to receipt of all required permits. South Railroad is located in Nevada, USA, and forms a part of the Company's larger South Carlin Complex ("South Carlin") land package on the prolific Carlin Trend.

All amounts expressed in U.S. dollars unless otherwise stated.

Highlights of the South Railroad Project Update

- **Completion of Optimized Feasibility Study and Project Approval:** Orla will now transition to the execution phase, beginning with pre-construction spending for detailed engineering, construction readiness activities, and long-lead procurement. Full construction is expected to begin in mid-2026, following receipt of the final project permits.

- **Robust Economics:** The Study reaffirms South Railroad's strong economics, supported by consistent production, disciplined capital investment, and high margins.
  - NPV$_{5\%}$ is $783 million and 48% IRR at $3,100 gold price (after-tax).
  - NPV$_{5\%}$ is $1.7 billion and 95% IRR at $4,500 gold price (after-tax)[1].

- **Strong Production Profile and Robust Margins:** Average annual gold production of 130,000 ounces over the first five years at an average All-in Sustaining Cost ("AISC")[2] of $1,485/oz.

- **Clear Permitting Pathway to Construction:** The Project is advancing through federal and state approvals, with the BLM Record of Decision targeted for mid-2026, ahead of construction. As a FAST-41 Covered Project under NEPA, the Company expects a coordinated and transparent federal permitting process.

- **Optimized and Construction-Ready:** Significant engineering work, contractor and supplier engagement, and project optimizations have been completed, forming the basis for the initial capital cost estimate of $395 million. Project enhancements include a two-stage crushing circuit and improvements to the overall development scope.

- **Fully Funded Pathway:** Development of the Project will be financed through operating cash flow and cash on hand.

- **Strategic Growth Catalyst:** South Railroad will become Orla's third operating asset, expected to increase consolidated annual production to close to 500,000 ounces and solidifying the Company's position in North America.

- **South Carlin Complex Offers Significant District Scale Growth beyond this Study:** Measured and Indicated Mineral Resources have increased since acquisition by 206,000 ounces in oxide and 469,000 ounces in sulphide, marking the beginning of the resource expansion. With a strong mineral endowment and Orla's commitment to exploration and deeper geological understanding, the district presents clear potential for mine life extensions and new discoveries across existing resources and priority targets.



"This optimized South Railroad feasibility study reaffirms the strength of the project and the basis upon which we will move forward in Nevada. Since acquiring the project in 2022, we have worked to advance engineering, optimize design, update cost and in turn, establish a construction-ready project. South Railroad is more than our next project; it is our next building block of growth as we solidify our place in Nevada, a leading global mining jurisdiction. South Carlin, still early in its district-scale evolution, is advancing rapidly through ongoing exploration, with what we believe to be upside extending well beyond the feasibility study. This momentum will help position the complex as the foundation for sustained expansion, and we are moving toward construction with confidence, ready to deliver benefits for our stakeholders."

- *Jason Simpson, Orla's Chief Executive Officer*

Table 1: South Railroad Feasibility Study Summary

Feasibility Study Summary (At $3100 Gold)	Units	Values
Ore Mined	M tonnes	66.6
Waste Mined	M tonnes	266.8
Total Tonnes Mined	M tonnes	333.4
Strip Ratio	w:o	4.0
Mine Life	years	10
LOM Run of Mine (ROM) - Processing	M tonnes	33.7
LOM Two-Stage Crush - Processing	M tonnes	33.0
Total Ore to Leach Pad	M tonnes	66.6
Throughput - ROM Avg Per Day	tpd	10,100
Throughput - Two- Stage Crush Avg Per Day	tpd	9,900
Gold Grade (Average)	(g/t)	0.71
Silver Grade (Average; Over Pinion Ore Tonnes Only)	(g/t)	5.1
Contained Gold	ounces	1,516,332
Contained Silver	ounces	6,194,776
Average Gold Recovery	%	71%
Average Silver Recovery	%	12%
Recovered Gold	ounces	1,072,306
Recovered Silver	ounces	760,005
Average Annual Gold Production (first 10 years)	ounces	103,756

Operating Costs (Average LOM)		
Mining	$/t mined	$2.45
Processing & Support	$/t mined	$0.91
General & Administrative	$/t mined	$0.24
Refining	$/t mined	$0.01
Total Operating Cost	$/t mined	$3.60
Total Cash Cost[2] (net of by-product credits)	$/ounce Au	$1,207
AISC[2]	$/ounce Au	$1,505

Capital Costs (Excluding value added tax)		
Initial Capital	$ million	$395
Life of Mine Sustaining Capital	$ million	$202
Working Capital	$ million	$7
Closure Costs	$ million	$29



Financial Evaluation (Base Case)		
Gold Price Assumption	$/ounce	$3,100
Silver Price Assumption	$/ounce	$36.50
Average Annual Cashflow (Pre-Tax)	$ million	$137
Average Annual Cashflow (After-Tax)	$ million	$112
IRR, Pre-Tax	%	55%
IRR, After-Tax	%	48%
NPV @ 5% (Pre-Tax)	$ million	$1,011
NPV @ 5% (After-Tax)	$ million	$783
Pay-Back Period (After-Tax)	years	2.0

Table 2: Feasibility Study Sensitivity Analysis

Gold Price ($/oz)	$2,000	$2,500	$3,100	$3,500	$4,000	$4,500
After-tax NPV 5% ($M)	$82	$406	$783	$1,031	$1,341	$1,651
After-tax IRR (%)	10%	28%	48%	61%	78%	95%
Payback (years)	4.9	3.1	2.0	1.5	1.1	0.9

Feasibility Study Overview

The updated Feasibility Study was prepared by a team of independent industry experts who are qualified persons as defined under NI 43-101, led by M3 Engineering ("M3") and supported by NewFields Mining Design and Technical Services ("NewFields"), Forte Dynamics ("Forte"), Stantec, Ray Walton Consulting Inc., RESPEC, APEX Geoscience Ltd., and Westland Resources. See Table 7 below for further details.

The updated Feasibility Study was conducted using a base case gold and silver price of $3,100 per ounce and $36.50 per ounce, respectively.

The South Railroad Project includes Mineral Reserves for the Dark Star and Pinion deposits.

The Mineral Reserve estimate at South Railroad includes Proven and Probable Mineral Reserves of 66.6 million tonnes (73.4 million tons) at a gold grade of 0.71 grams per tonne ("g/t"), for total Mineral Reserves of 1.52 million ounces of gold. In addition, the Pinion deposit contains 6.2 million ounces of silver from 37.9 million Mineral Reserve tonnes (41.8 million tons) at 5.1 g/t silver.

The total Measured and Indicated Mineral Resource is 105.9 million tonnes at 0.72 g/t gold, resulting in an estimated 2.46 million ounces of gold. In addition, the Pinion deposit contains 7.4 million ounces of silver from 50.7 million Measured and Indicated tonnes at 4.6 g/t silver. The Inferred Mineral Resource totals 55.7 million tonnes at 0.56 g/t gold, resulting in an estimated 1.01 million ounces of gold. In addition, the Pinion deposit contains 0.1 million ounces of silver from 1.3 million Inferred tonnes at 2.65 g/t silver. Mineral Resources are inclusive of Mineral Reserves.

Further details on the Mineral Resource and Mineral Reserve estimates are provided below under "South Railroad Technical Report Summary Information".

Operating costs are based on Orla-performed mining, with all mine components being financed or owned by the Company. Capital cost estimates are based on a combination of material takeoffs (MTOs), vendor quotations, database pricing, Engineering, Procurement, Construction Management ("EPCM")-awarded



contract values, and allowances. The scope and costs related to mechanical and electrical equipment is well-defined with 67% of those costs supported by firm vendor quotes.

South Railroad is situated on federal land and is currently advancing under the guidance of the BLM in accordance with the National Environmental Policy Act ("NEPA") for permitting. The BLM NEPA public comment period closed on September 18, 2025 with the largest category of submissions being letters of support, reflecting strong community and stakeholder backing for the project and the U.S. Army Corps of Engineers Section 404 public comment period ended on September 25, 2025 with no significant comments received. Orla has all the mineral rights, surface use and right of way agreements in place to commence construction upon receipt of all required permits.

Key Optimizations

The updated FS reflects an optimized and more advanced, construction-ready project than the previous Feasibility Study published in 2022 (the "2022 FS"). Advanced engineering, vendor pricing, and execution plans inform the FS and enhance the overall confidence in delivery. Key optimizations are highlighted below, and the associated cost movements are outlined in the Capital Cost section.

- **Revised Processing Flowsheet – Two-stage Crushing Added:**
  The optimized FS replaces the run-of-mine ("ROM")-only approach in the 2022 FS with a two-stage crushing circuit for a significant portion of the ore, improving recovery confidence and reducing metallurgical risk identified in the earlier study.

- **Updated Metallurgical Recoveries Based on Expanded Test Work:**
  The recovery model reflects 187 column tests completed since 2022, simplifying ore types and incorporating new data for Pinion East and Dark Star North. The updated model provides higher confidence in both crushed and ROM performance.

- **Enhanced Water Management and Site Infrastructure Design:**
  The updated scope includes redesigned water supply systems, updated hydrogeological information, and refined site infrastructure layouts to support operational reliability and reduce environmental risk. See Figure 1 in the Appendix for Site Plan Layout.

- **Transition to an Execution-Ready Project:**
  The FS incorporates detailed engineering, a defined project delivery model, EPCM engagement, long-lead procurement planning, and construction sequencing to support the transition into execution. This level of planning and detail was not included in the 2022 FS.

Capital Costs

The updated capital cost estimate reflects a significantly more advanced and construction-ready project compared to the 2022 FS, which estimated initial capital of $190 million. The updated study and cost estimate are supported by comprehensive engineering, vendor pricing, and execution plans that enhance overall confidence in project delivery.

Key variances in initial capital costs from the FS in comparison to the 2022 FS include:

- $46 million related to inflationary cost escalation;
- $101 million in direct cost additions, primarily reflecting the inclusion of a two-stage crushing system (previously ROM only) and updated water management systems;
- $33 million in indirect costs associated with the crushing system and water circuit; and
- $25 million in additional contingency more reflective of a project of this study level.



Table 3: Capital Cost Summary (excl. value added tax)

Description	Cost (US$m)
Process Facilities (Adsorption, Desorption, and Recovery ("ADR")/Refinery)	48.2
Crushing & Stacking	47.1
Heap Leach Facility	20.7
Mining & Waste Rock Disposal Facilities	60.7
Power Systems	16.4
Site Water Management Infrastructure & Treatment	62.4
Ancillaries	24.3
Indirects	57.1
Owner's Costs	10.8
Contingency	47.0
Total Initial Capital	**394.7**
Working Capital & Initial Fills	6.9
Sustaining Capital – Mine & Process	202.3
Total LOM Capital (incl. working capital)	**603.9**
Closure Costs	29.2

The initial capital cost of $395 million excludes regulatory costs, expenses related to permit conditions, off-site infrastructure support, financial assurance instruments, and other expenses not directly related to the construction of the mine, totaling $45 million, which are tracked as permitting obligations or management reserve and disclosed separately.

Operating Costs

Operating costs for the feasibility study were estimated by RESPEC (mine development) and M3 (process plant, site development, power generation, and ancillaries), Stantec (site-wide water management systems), NewFields (heap leach and waste rock disposal facilities) and Linkan Engineering (water treatment plant and potable water systems).

Mine operating costs were estimated using first principles. This was done using estimated hourly costs of equipment and personnel against the anticipated hours of work for each. The equipment hourly costs were estimated for fuel, oil, and lubrication, tires, undercarriage, repair and maintenance costs, and special wear items.

Process operating costs have been estimated by M3 from first principles. Labour costs were estimated using project specific staffing, salary and wage, and benefit requirements. Unit consumptions of materials, supplies, power, and delivered supply costs were also estimated.

Operating costs were estimated based on third quarter 2025 US dollars and are presented with no added contingency based upon the design and operating criteria. Operating costs are considered to have an accuracy of +/- 15%.

Operating costs estimates have been based upon information obtained from the following sources:

- Project metallurgical test work and process engineering;
- Development of a detailed equipment list and demand calculations;
- M3 in-house data for reagent pricing; and
- Experience with other similar operations.



Table 4: Operating Cost Summary

Description	LOM Costs $/t (Ore)	LOM Costs $/oz
Mining	12.25	761
Process	4.54	282
G&A	1.21	75
Total Operating Costs	**18.00**	**1,118**
Refining & Transport	0.03	2
Royalties	1.46	91
By-product Credits	(0.06)	(4)
Total Cash Costs (net of by products)[2]	**19.43**	**1,207**
Sustaining Capital	2.79	173
Reclamation	0.44	27
Net Proceeds and Excise Tax	1.56	97
AISC[2]	**24.22**	**1,505**

Mineral Resource & Reserves Summary

Mineral Resources were estimated for Dark Star, Pinion, Jasperoid Wash, North Bullion and Pony Creek deposits at a gold price $2,800 per ounce, while the Mineral Reserves were estimated for Dark Star and Pinion deposits at a gold price of $2,300 per ounce. The Mineral Reserves and Mineral Resources estimate included in the Feasibility Study have an effective date of September 30, 2025. The Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Since the 2022 FS, which was completed by Gold Standard Ventures Corp., the Mineral Resource has been updated to incorporate new drilling data, revised geological interpretations, and the addition of the Pony Creek deposits acquired in 2024. Additionally, new drilling at Dark Star and Pinion has increased the confidence level of the Mineral Reserves and helped further derisk the project. Updates to the Mineral Reserve modifying factors include revised cost assumptions and parameter changes associated with the incorporation of crushed-ore stacking alongside ROM ore stacking on the heap-leach facility.

Table 5: South Railroad Mineral Reserves (Dark Star and Pinion Deposits)

Category	Tonnage	Grades		Contained Metal	
	(kt)	Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
Proven	10,585	1.04	6.56	354	445
Probable	56,033	0.65	5.00	1,162	5,749
Proven and Probable	66,618	0.71	5.08	1,516	6,195

Notes:
1. The estimate of Mineral Reserves was done by Thomas L. Dyer, PE of RESPEC.
2. Mineral Reserves are classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and are recognized at the point process feed.
3. Mineral Reserves are reported based on gross metal value (GMV) cutoff grades based on gold prices of $2,300 per ounce Au and silver prices of $25.00 per ounce Ag. The Mineral Reserve effective date is September 30, 2025.
4. Economic parameters and recoveries will be described in the South Railroad Technical Report.
5. As Mineral Reserves were defined using lower metal prices compared to the economic analysis that supports them, resulting Proven and Probable Mineral Reserves are justified.
6. Rounding may result in apparent discrepancies between tons, grade, and contained metal content.
7. Cutoff grades are applied by material type as will be described in the South Railroad Technical Report.
8. Proven and Probable Mineral Reserves for Pinion include silver as reported above;
9. Silver Mineral Reserves apply to Pinion only, and silver grade is based on Pinion tonnes

Table 6: South Carlin Mineral Resources

Category	Tonnage	Grades		Contained Metal	
	(kt)	Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
Mineral Resources - Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits					
Measured	13,609	0.92	6.05	401	509
Indicated	92,296	0.69	4.48	2,058	6,915
Measured + Indicated	**105,905**	**0.72**	**4.56**	**2,459**	**7,424**
Inferred	20,298	0.8	2.65	519	111
Mineral Resources - Pony Creek					
Inferred	35,417	0.43		493	
Total South Carlin Resources					
Measured	13,609	0.92	6.05	401	509
Indicated	92,296	0.69	4.48	2,058	6,915
Measured + Indicated	**105,905**	**0.72**	**4.56**	**2,459**	**7,424**
Inferred	55,716	0.56	2.65	1,012	111

Notes - Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits.
1. The estimate of Mineral Resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2. In-situ Mineral Resources are classified in accordance with CIM Standards.
3. The base cases for all mineral resources are reported at a gold price of $2,800 oz Au and have an effective date of September 30, 2025.
4. Tabulations comprise all model blocks at variable cutoff grades for oxide/transitional and sulphide materials within the $2,800 optimized pits or within a 2.57 Au g/t grade shell for underground. Pit optimizations vary by deposit and throughput rates of 11 kt/day and 18 kt/day; waste mining costs of US$2.34/t mined to US$2.43/t mined; crushing, stacking and heap leaching costs of US$4.01/t to US$4.94/t; and general and administrative costs of $1.26/t. At North Bullion, transportation costs of $44.09/t are applied for shipping refractory material off-site.
5. Recoveries are calculated within each block model, and vary by deposit, ore-type, redox state, sulphide-sulfur and inorganic-carbon content, and gold and silver grade. At Dark Star, assumed minimum metallurgical recoveries of 65% and 70% for gold for ROM and crushed ore, respectively, are applied; At Pinion, assumed variable metallurgical recoveries with base cases at 53% and 70% for gold for ROM and crushed ore, respectively, and base cases at 5% and 15% for silver for ROM and crushed ore, respectively.
6. The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Rounding may result in apparent discrepancies between tons, grade, and contained metal content.
9. Silver Mineral Resources from Pinion only, silver grade is based on Pinion tonnes.

Notes - Pony Creek Resources:
1. The estimate of Mineral Resources was completed by Warren Black, M.Sc., P.Geo., APEX.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. There are no known legal, political, environmental or other risks that could materially affect the potential development.
4. The Inferred Mineral Resource in this estimate has a lower level of confidence and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could potentially be upgraded to an Indicated Mineral Resource with continued exploration.
5. The Mineral Resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
6. The reported open-pit Mineral Resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material.
7. Economic assumptions used include US$2,800/oz Au, process recoveries of 75% for Au in heap leach material and 85% for Au in vat leach material, a processing cost of US$1.90/t for heap leach and US$6.70/t for vat leach material, and a G&A cost of US$0.56/t.
8. The base cases for all Mineral Resources have an effective date of September 30, 2025.
9. The constraining pit optimization parameters included a mining cost of US$2.49/t for both mineralized and waste material and assumed pit slope angles of 45°.

Mining & Processing Summary

Mining at South Railroad is planned over an initial 10-year period across the Dark Star and Pinion deposits using conventional open-pit truck and shovel methods. Ore from both deposits will be processed through a single, shared heap leach facility utilizing a combination of ROM and two-stage crushed material.

All leach material will be placed on the heap leach pad, with crushed ore temporarily stockpiled to decouple crushing and stacking activities and provide operational flexibility. The processing schedule incorporates both ROM and crushed heap leach material, with a maximum combined processing rate of approximately 29,940 tonnes per day, or 10.9 million tonnes per year, allowing the operation to balance throughput, recovery, and operating efficiency.



The FS assumes Orla-operated mining, supported by a fleet of primary mining equipment including drills, loaders, hydraulic shovels, and 200-ton (181 tonne) capacity haul trucks. This approach provides Orla with direct control over mining performance, cost management, and scheduling. Capital costs reflect a financing option of the major mining equipment purchases.

Life-of-mine ("LOM") average gold recovery across the Dark Star and Pinion deposits is estimated at 70.2%, reflecting the application of both ROM and crushed heap leach processing. At Dark Star, the LOM average gold recoveries are estimated at 75.6% for ROM material and 82.6% for crushed material. At Pinion, the LOM average gold recoveries are estimated at 52.3% for ROM material and 61.5% for crushed material.

Overall, the mining plan reflects an executable, low-risk approach that supports strong economics and operational flexibility.

Site Infrastructure Summary

Project infrastructure for South Railroad has been designed to support the planned mining and heap leach operations and includes site roads, power supply and distribution, communications, heap leach pad, process plant and ancillary buildings.

South Railroad will be powered by an on-site power plant comprising seven natural-gas reciprocating generators, with liquefied natural gas ("LNG") delivered by truck. This configuration was selected based on prior power studies and provides a scalable solution with staged capital requirements, favourable operating costs, and reduced emissions relative to alternative on-site generation options. Associated capital and operating costs have been incorporated into the FS cost estimates.

Mine water requirements will be met primarily through groundwater dewatering associated with the Dark Star pit. Dewatering at Dark Star will be supported by a network of wells producing a peak combined flow of approximately 2,300 gallons per minute (gpm), with additional wells developed at Pinion during later mining phases. Pumping rates decline over time as the system transitions from pit dewatering to process and heap leach supply, with long-term average pumping of approximately 310 gpm. Groundwater modeling confirms sufficient water availability to meet operational requirements throughout the life of the mine. Recovered water is managed through a series of large-capacity raw water tanks, which distribute water to the mine water treatment plant, consumptive uses, and fire-water storage, with excess water treated and discharged via an on-site outfall structure.

The primary access to the South Railroad Project begins in Elko, Nevada and follows a 67 kilometres route that transitions from state highways to county roads and finally to BLM roads. Approximately 35 kilometres of the route will be upgraded to a two-way road with wide lanes and shoulders to accommodate safety and drainage. The final 10 kilometres, which involve steeper grades and winding terrain, will be improved to reduce slopes and straighten curves.

Key facilities have been strategically located on the site layout to optimize material handling, access, and operational safety. The heap leach facility is situated northeast of the Pinion pit, with gravity flow of pregnant leach solution to the adjacent process ponds, and controlled access for both ROM placement and initial ore stacking.

Centralized mine infrastructure includes a truck shop and maintenance complex, fuel and warehousing facilities, administration and security buildings along the main access road, and an on-site ADR plant and refinery for gold and silver recovery. Supporting facilities include a laboratory, training areas, potable water treatment plant, and site services facilities.



Permitting

The South Railroad Project is situated on federal land and is currently advancing under the guidance of the BLM as a FAST-41 Covered Project in accordance with the National Environmental Policy Act ("NEPA") for permitting. The BLM published the Notice of Intent ("NOI") in the Federal Register on August 13, 2025, thereby initiating the formal Environmental Impact Statement ("EIS") process under NEPA. The BLM is also consulting with the U.S. Fish and Wildlife Service (USFWS) under Section 7 of the Endangered Species Act. A Biological Assessment has been prepared and shared with the USFWS for pre-consultation technical assistance and completeness review in advance of the formal consultation process. In parallel, the U.S. Army Corps of Engineers (USACE) Section 404 permit application, addressing wetland and surface-disturbance impacts, was submitted in August 2025 and deemed administratively complete. The public-comment period closed on September 25, 2025, without significant issues. The USACE's review of the compensatory-mitigation plan is underway.

At the state level, the Company has secured Class I and II Air Operating Permits, while water-related applications continue to progress with the Nevada Division of Water Resources (NDWR). The Water Pollution Control Permit and the National Pollutant Discharge Elimination System (NPDES) discharge permit applications were submitted for review in the third quarter 2025.

The BLM's Record of Decision (the final permitting decision) is targeted for mid-2026.

Project Execution

Orla has defined a clear and actionable execution path to advance South Railroad through construction and into production. With the Study complete, the Project has entered the Execution Phase, supported by a robust project delivery framework. M3 has been contracted to provide integrated EPCM services for the development and construction of the Project following a competitive tender process conducted earlier this year. This leverages their technical leadership during the Study and their prior involvement with South Railroad.

Detailed engineering is well underway and M3 has ramped up its team alongside Orla's Owner's Team to finalize construction planning and readiness activities. Long-lead procurement activities are also advancing with key awards beginning in early 2026.

Construction activities are expected to commence in mid-2026, subject to the receipt of final permits and regulatory authorization and is expected to be completed in approximately 18 months.

Orla, M3 and the supporting consultants will work in an integrated manner to ensure seamless alignment between design, construction and the future operations. Operational readiness is being embedded across all workstreams with progressive onboarding of Orla's operations personnel to enable an efficient transition through commissioning and into steady-state operations.

Orla will continue to apply its ESG framework throughout the design and execution of the Project with a focus on environmental management, workforce safety, and constructive engagement with local and regional stakeholders. These priorities are being incorporated into all aspects of the designs and plans to ensure the Project is developed responsibly and in alignment with Orla's long-term sustainability objectives.

Significant Upside Growth Opportunities for Discoveries and Mine Life Extensions

Orla's South Carlin Complex is one of the largest contiguous land positions along the prolific Carlin Trend, presenting strong potential for additional growth and gold discoveries beyond currently defined Mineral Reserves and Mineral Resources. Significant upside may be associated with the South Railroad Project,



where the Pinion deposit remains open to the northeast, southeast, and west, offering further growth potential. This upside is supported by drilling outside the current resource pit shell and will be enhanced by planned follow up programs. High-grade oxide mineralization has also been intersected at the lower edge of the Dark Star projected pit (e.g., 2.68 g/t Au over 34.7 metres, including 5.85 g/t Au over 13.6 metres in DSC2402), highlighting opportunities to add higher-grade material to resources and expand the deposit (see the Company's February 25, 2025 news release, *Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada*).

The southern part of the property, extending from Jasperoid Wash to the Pony Creek area, offers substantial upside to increase shallow oxide resources and define new mineralization. Other satellite deposits demonstrate extension potential, while numerous high-quality targets across the land package have recently been tested or remain untested. In total, Orla estimates more than 25 kilometres of cumulative prospective trends supported by drilling, geochemical, and geophysical signatures.

In 2025, Orla executed an 18,000-metre drill program focused on strengthening geological understanding, refining models, expanding and upgrading resources at Dark Star and Pinion, and advancing satellite deposits, while also identifying new zones of oxide gold mineralization. Highlights include 67.1 metres at 1.16 g/t Au (Ox) at Pinion, 22.6 m at 5.65 g/t Au (Ox) at Dark Star and 24.4 metres at 1.08 g/t Au (Ox) at the new emerging oxide target, Firebox, located 500 m from Pinion (see the Company's December 2, 2025 news release, *Orla Mining Discovers High-Grade Oxide Gold Beyond Pit Shells at South Carlin Complex, Reinforcing Growth Trajectory Ahead of 2026 Construction*). Importantly, none of the results from the 2025 program were included in the Study, representing near-term additional growth potential.

Over the past three years, including 2025, Orla has completed 57,800 metres of drilling in 266 holes, systematically testing priority targets to delineate extensions of known deposits, discover new oxide zones, confirm historical results, and refine geological models. This disciplined exploration strategy has confirmed the district scale potential of the South Carlin Complex and provides a strong foundation to unlock further upside and expand resources ahead of production and throughout the Project's 10 year mine life. Orla expects to sustain aggressive exploration in 2026 and beyond, reinforcing its commitment to unlocking the full potential of the district.

Data Verification & QA/QC

Michael S. Lindholm, CPG, Principal Resource Geologist at RESPEC Company LLC and the Qualified Person for the South Railroad Mineral Resource estimate (except Pony Creek), last visited the site August 21, 2025. During this and prior visits, collar locations were verified, and core storage, security, and sampling procedures were observed. Core from both mineralized and unmineralized zones was examined. The database was reviewed and considered suitable for Mineral Resource estimation.

Michael Dufresne, P.Geo Principal at APEX Consulting Ltd. ("APEX") and the Qualified Person for the Pony Creek Geology and Exploration visited the site from January 26 to 27, 2022. During the visit, collar locations were verified, along with core storage, security and sampling procedures. Core from mineralized and unmineralized zones were examined. Warren Black, P.Geo, Senior Consultant – Mineral Resources & Geostatistics and the Qualified Person for the Pony Creek Mineral Resource estimate reviewed the database and considered it suitable for Mineral Resource estimation.

Sampling and assay data from the drill core are monitored through a quality assurance–quality control ("QA/QC") program designed to follow industry best practices.



The independent Qualified Persons for the Mineral Resource estimate, Michael S. Lindholm and Warren Black are of the opinion that the drilling and sampling procedures for South Railroad and Pony Creek drill samples by Orla (and prior to acquisition by Gold Standard Ventures and Contract Gold) were reasonable and adequate for the purposes of the Mineral Resource estimate, and that the QA/QC program meets industry standards.

Technical Report

Additional supporting details regarding the information in this news release will be provided in the new independent technical report for South Railroad (the "South Railroad Technical Report"), which will be prepared in accordance with National Instrument ("NI") 43-101 and filed on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively, within 45 days of this news release. The South Railroad Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. It will include further details on qualifications, assumptions, exclusions and risks that relate to the details of this news release, including the Study and Mineral Resource and Reserve estimate.

Qualified Persons Statement

The scientific and technical information in this news release related to the Study were provided, reviewed and approved by the authors listed in Table 7, who are Qualified Persons as defined under NI 43-101.

All other scientific and technical information in this news release was also reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are Qualified Persons as defined under NI 43-101.

Table 7: 2026 Feasibility Study Qualified Person

QP Name	Company	Qualification	Main Area of Responsibility
Matthew Sletten	M3 Engineering & Technology Corporation, Chandler, AZ	P.E.	Lead author, infrastructure, costing (except mining) and economic analysis
Benjamin Bermudez	M3 Engineering & Technology Corporation, Chandler, AZ	P.E.	Recovery methods – Process plant
Michael S. Lindholm	RESPEC Company LLC, Reno, NV	CPG	Mineral Resources, geology and exploration (except Pony Creek)
Thomas Dyer	RESPEC Company LLC, Reno, NV	P.E.	Mineral Reserves
Gary (Joe) Petersen	RESPEC Company LLC, Reno, NV	SME-RM, QP	Mining methods and mining costs
Ray Walton	Ray Walton Consulting	P.E.	Metallurgical testing
Richard DeLong	EM Strategies, Inc., Reno, NV	QP-MMSA, RG, PG	Environment, permitting, and social
Warren Black	APEX Geoscience Ltd.	MSc, P.Geo.	Mineral Resources (Pony Creek)
Michael Dufresne	APEX Geoscience Ltd.	M.Sc., P.Geol., P.Geo.	Geology and exploration (Pony Creek)

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource,



(2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Other than the new South Railroad Technical Report, which will be available within 45 days of this news release, the technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

South Railroad Technical Report Summary Information:

The mineral reserves and mineral resources estimate shown here has an effective date of September 30, 2025. The mineral resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral reserves or mineral resources.

Mineral Reserves

Dark Star	Kt	g Au/t	Koz Au
Proven	8,472	1.12	304
Probable	20,253	0.70	456
Total Reserves	28,726	0.82	761

Pinion	Kt	g Au/t	Koz Au	g Ag/t	Koz Ag
Proven	2,113	0.73	50	6.56	445
Probable	35,779	0.61	706	5.00	5,749
Total Reserves	37,892	0.62	756	5.08	6,195

Dark Star & Pinion - Consolidated	Kt	g Au/t	Koz Au
Proven	10,585	1.04	354
Probable	56,033	0.65	1,162
Total Reserves	66,618	0.71	1,516

Notes:

1. The estimate of Mineral Reserves was done by Thomas L. Dyer, PE of RESPEC.
2. Mineral Reserves are classified in accordance with CIM Standards and are recognized at the point process feed.
3. Mineral reserves are reported based on gross metal value (GMV) cutoff grades based on gold prices of $2,300/oz Au and silver prices of $25.00/oz Ag. The Mineral Reserve effective date is September 30, 2025.
4. Economic parameters and recoveries will be described in the South Railroad Technical Report.
5. As Mineral Reserves were defined using lower metal prices compared to the economic analysis that supports them, resulting Proven and Probable Mineral Reserves are justified.
6. Rounding may result in apparent discrepancies between tons, grade, and contained metal content.



7. Cutoff grades are applied by material type as will be described in the South Railroad Technical Report.
8. Proven and Probable Mineral Reserves for Pinion include silver as reported above;
9. Silver Mineral Reserves apply to Pinion only, and silver grade is based on Pinion tonnes.

Mineral Resources

Dark Star, Pinion, Jasperoid Wash, and North Bullion Deposits

Oxide

Dark Star Mineral Resources	Kt	g/t Au	K oz Au	g/t Ag	Koz Ag
Measured – Open Pit	10,992	0.96	340		
Indicated – Open Pit	29,177	0.61	573		
Measured + Indicated – Open Pit	40,169	0.71	913		
Inferred – Open Pit	1,287	0.41	17		

Pinion Mineral Resources	Kt	g/t Au	Koz Au	g/t Ag	Koz Ag
Measured – Open Pit	2,616	0.73	61	6.05	509
Indicated – Open Pit	48,062	0.56	871	4.48	6,915
Measured + Indicated – Open Pit	50,678	0.57	932	4.56	7,424
Inferred – Open Pit	1,302	0.41	17	2.65	111

Jasperoid Wash Mineral Resources	Kt	g/t Au	K oz Au	g/t Ag	Koz Ag
Indicated – Open Pit	5,635	0.31	57		
Inferred – Open Pit	10,057	0.25	82		

North Bullion Deposits Mineral Resources	Kt	g/t Au	Koz Au	g/t Ag	Koz Ag
North Bullion Indicated - Open Pit	149	0.27	1		
North Bullion Inferred - Open Pit	218	0.36	3		
POD/SH/SL Indicated – Open Pit	2,512	0.69	56		
POD/SH/SL Inferred – Open Pit	2,920	0.56	53		

ALL OXIDE	Kt	g/t Au	K oz Au	g/t Ag	K oz Ag
Measured	13,609	0.92	401	6.05	509
Indicated	85,534	0.57	1,558	4.48	6,915
Measured + Indicated	99,143	0.61	1,959	4.56	7,424
Inferred	15,784	0.34	172	2.65	111

Sulphide

Dark Star Mineral Resources	Kt	g/t Au	Koz Au	g/t Ag	Koz Ag
Measured – Open Pit					
Indicated -Open Pit	1,373	2.09	92		
Measured + Indicated – Open Pit	1,373	2.09	92		
Inferred - Open Pit					
Inferred - Underground	345	3.72	41		

North Bullion Deposits Mineral Resources	Kt	g/t Au	Koz Au	g/t Ag	Koz Ag
North Bullion Indicated - Open Pit	4,983	2.31	370		
North Bullion Inferred - Open Pit	3,592	2.17	251		
North Bullion Inferred - Underground	381	3.17	39		
POD/SH/SL Indicated – Open Pit	406	2.91	38		
POD/SH/SL Inferred – Open Pit	169	2.76	15		



ALL SULPHIDE	Kt	g/t Au	Koz Au	g/t Ag	Koz Ag
Measured					
Indicated	6,672	2.30	500		
Measured + Indicated	6,672	2.30	500		
Inferred	4,514	2.39	347		

Notes - Dark Star, Pinion, Jasperoid Wash and North Bullion Deposits.
1. The estimate of Mineral Resources was done by Michael S. Lindholm, CPG of RESPEC in Imperial tons.
2. In-situ Mineral Resources are classified in accordance with CIM Standards.
3. The base cases for all Mineral Resources are reported at a gold price of $2,800 oz Au and have an effective date of September 30, 2025.
4. Tabulations comprise all model blocks at variable cutoff grades for oxide/transitional and sulphide materials within the $2,800 optimized pits or within a 2.57 Au g/t grade shell for underground. Pit optimizations vary by deposit and throughput rates of 11 kt/day and 18 kt/day; waste mining costs of US$2.34/t mined to US$2.43/t mined; crushing, stacking and heap leaching costs of US$4.01/t to US$4.94/t; and general and administrative costs of $1.26/t. At North Bullion, transportation costs of $44.09/t are applied for shipping refractory material off-site.
5. Recoveries are calculated within each block model, and vary by deposit, ore-type, redox state, sulphide-sulfur and inorganic-carbon content, and gold and silver grade. At Dark Star, assumed minimum metallurgical recoveries of 65% and 70% for gold for ROM and crushed ore, respectively, are applied; At Pinion, assumed variable metallurgical recoveries with base cases at 53% and 70% for gold for ROM and crushed ore, respectively, and base cases at 5% and 15% for silver for ROM and crushed ore, respectively.
6. The average grades of the tabulations are comprised of the weighted average of block-diluted grades within the optimized pits.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Rounding may result in apparent discrepancies between tons, grade, and contained metal content.
9. Silver resources from Pinion only, silver grade is based on Pinion tonnes.

Pony Creek Estimated Mineral Resources

Pony Creek Mineral Resources	Material Type	Kt (kmt)	Au (g/t)	Au (koz)
Bowl Inferred – Open Pit	Heap Leach	3,298	0.50	53
	VAT Leach	19,763	0.50	317
Appaloosa Inferred – Open Pit	Heap Leach	9	0.28	0
	VAT Leach	3,541	0.51	59
Stallion Inferred – Open Pit	Heap Leach	7,755	0.21	53
	VAT Leach	1,052	0.35	12
All Inferred – Open Pit	Heap Leach	11,061	0.30	105
	VAT Leach	24,356	0.49	387

Notes - Pony Creek Resources:
1. The estimate of Mineral Resources was completed by Warren Black, M.Sc., P.Geo., APEX.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. There are no known legal, political, environmental or other risks that could materially affect the potential development.
4. The Inferred Mineral Resource in this estimate has a lower level of confidence and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could potentially be upgraded to an Indicated Mineral Resource with continued exploration.
5. The Mineral Resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
6. The reported open-pit resources utilize a cutoff of 0.103 Au g/t Au for heap leach and 0.17 Au g/t for vat leach material.
7. Economic assumptions used include US$2,800/oz Au, process recoveries of 75% for Au in heap leach material and 85% for Au in vat leach material, a processing cost of US$1.90/t for heap leach and US$6.70/t for vat leach material, and a G&A cost of US$0.56/t.
8. The base cases for all Mineral Resources have an effective date of September 30, 2025.
9. The constraining pit optimization parameters included a mining cost of US$2.49/t for both mineralized and waste material and assumed pit slope angles of 45°.



Figure 1: South Railroad Site Plan Layout



N 14,705,000
N 14,700,000
N 14,695,000
E 1,915,000
E 1,920,000
E 1,925,000
E 1,930,000
E 1,935,000
NORTH ACCESS ROAD
LEACH PAD HAUL ROAD
SECURITY FENCE
PARKING
SECURITY
ADMIN / MINE DRY
CLAY STOCKPILE
DARK STAR EAST GROWTH MEDIA STOCKPILE
HLF GROWTH MEDIA STOCKPILE
PCS PAD
LANDFILL
WATER TREATMENT PLANT
GENERATOR PLANT
DARK STAR GROWTH MEDIA STOCKPILE
NATIVE RUNOFF WATER DIVERSION CHANNEL
HELI PAD
EVENT POND
PLS POND
ADR
LAYDOWN
HEAP LEACH PAD (49.5M CY)
LIMESTONE PIT
EAST DARK STAR WRDF POND
DARK STAR NORTH
ZERO DISCHARGE DIVERSION CHANNEL
TIRE CHANGE
TRUCKSHOP
PINION GROWTH MEDIA STOCKPILE
PINION PHASE-1
HLF GROWTH MEDIA STOCKPILES
DIESEL FUEL PAD
WEST DARK STAR WRDF POND
DARK STAR WEST GROWTH MEDIA STOCKPILE
DARK STAR WEST WASTE DUMP (17.5M CY)
DARK STAR MAIN
DARK STAR EAST WASTE DUMP (38.7M CY)
PRIMARY CRUSHER
ACCESS ROAD
PINION WASTE DUMP
SECONDARY CRUSHING
PINION PHASE 4-5
MINE HAUL ROAD
WATER TANK ACCESS ROAD
WATER TANK
NOTES:
1. COORDINATES ARE TO BE VERIFIED IN THE FIELD TO MATCH SITE AND SURVEY RESULTS.
2. BASE TOPOGRAPHIC INFORMATION RECEIVED FROM GOLD STANDARD VENTURES ON AUGUST 28, 2020, CONVERTED TO US SURVEY FEET.
3. COORDINATE SYSTEM: NAD 1927 UTM, ZONE 11N, US SURVEY FEET (HORIZONTAL), NAVD88 FEET (VERTICAL).
SITE PLAN
SCALE 1" = 800'
CONTOUR INTERVAL = 10'
ISSUED FOR CONSTRUCTION
ORLA MINING
GOLD STANDARD VENTURES (US), INC.
A WHOLLY-OWNED SUBSIDIARY OF ORLA MINING LTD.
SOUTH RAILROAD PROJECT
SITE GENERAL CIVIL SITE PLAN
000-CI-010
16 OCT 2025
ISSUED FOR CONSTRUCTION

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the timing of permitting, construction and production at South Railroad; the Company's ability to reach 500 koz of annual gold production; the results of the FS, including projected NPV, IRR, production, grades, recovery, revenue, costs, taxes, sensitivities, cash flows, mine life, payback periods and other similar information; the Company's pre-construction capital commitments; the Company's ability to finance development of South Railroad through operating cash flow and existing liquidity; mineral resource and reserve estimates; the Company's anticipated exploration programs for the South Carlin Complex; further upside, growth potential, mineral resource and reserve expansion and mine life extension as a result of the Company's exploration programs; and the Company's goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund the development of the South Railroad Project and its other programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of South Railroad; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment;



risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP"). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and readers should not consider these non-GAAP measures in isolation or as a substitute for measures of performance prepared in accordance with GAAP. As South Railroad is not in production, it does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures or ratios may not be reconciled to the nearest comparable measures under IFRS.

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate cash flow from operating activities.

Cash Costs

The Company calculated total cash costs as the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits. Cash costs per ounce is calculated by taking total cash costs and dividing such amount by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system (MJDS), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.



---

[1] See "Table 2: Feasibility Study Sensitivity Analysis" for additional information.
[2] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.